Submission of Audit Report

1. Name of external auditor : Deloitte Anjin LLC

2. Date of audit report reception : February 21, 2007

3. Opinions of external auditor and financial highlights :

2. Balance
Sheet(KRW)	2006	2005
Total Assets	2,854,445,027,854	2,980,100,819,349

Total Liabilities	1,361,278,819,067	1,412,513,962,759

Capital Stock	1,161,229,455,000	2,310,675,900,000

Shareholders’ equity	1,493,166,208,787	1,567,586,856,590

Operating Revenue	1,723,346,384,966	1,444,411,001,380

Operating Income	30,842,808,215	53,228,472,695

Ordinary Income(Loss)	-86,046,821,891	-202,692,376,091

Net Income(Loss)	-86,046,821,891	-208,839,950,241

4. Others : The financial statements submitted to hanarotelecom incorporated by the external auditor after completion of its audit have not yet been approved at the general shareholders’ meeting, and therefore are subject to change pending the shareholders’ approval at the meeting.